                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                   SCHEDULE 14D-1
                                  AMENDMENT NO. 2
                     TENDER OFFER STATEMENT PURSUANT TO SECTION
                  14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              Unionamerica Holdings plc
           -------------------------------------------------------------
                              (Name of Subject Company)

                                 MMI Companies, Inc.
           -------------------------------------------------------------

                                      (Bidder)

                            American Depositary Shares,
                       each representing an ordinary share,
                         nominal value $0.0448 per share
           -------------------------------------------------------------
                           (Title of Class of Securities)

                                      909048100
           -------------------------------------------------------------
                        (CUSIP Number of Class of Securities)


                              Wayne A. Sinclair, Esq.
                                MMI Companies, Inc.
        540 Lake Cook Road, Deerfield, Illinois 60015-5290 (847) 940-7550
     ----------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications on Behalf of Bidder)

                                  with a copy to:

                               Jerald P. Esrick, Esq.
                          Wildman, Harrold, Allen & Dixon
                               225 West Wacker Drive
                                     Suite 3000
                              Chicago, Illinois  60606
                                   (312) 201-2508

     MMI Companies, Inc., a Delaware corporation ("Bidder" or "MMI"), hereby amends and supplements (this "Amendment") its Schedule 14D-1 Tender Offer Statement (the "Statement"), originally filed with the Securities and Exchange Commission (the "Commission") on November 6, 1997, as amended by Amendment No. 1 filed with the Commission on December 8, 1997, relating to the offer by MMI to acquire all outstanding American Depositary Shares, each representing an ordinary share, nominal value $0.0448 (a "Unionamerica ADS"), of Unionamerica Holdings plc, a corporation registered in England and Wales under the Companies Act 1985 of Great Britain, as amended, registered number 2822469 ("Unionamerica"), in exchange for 0.836 shares of common stock, par value $0.10 per share, of MMI (the "MMI Common Stock"), upon the terms and subject to the conditions set forth in the Offer to Exchange/Prospectus, dated November 5, 1997 (the "Prospectus"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the
"Offer").   The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Statement or in the Prospectus.

-------------------------------------------------------------------------------

ITEM 10.  ADDITIONAL INFORMATION.

     On February 4, 1998, MMI delivered to all non-assenting Unionamerica Securityholders a letter and statutory notice pursuant to Section 429(4) of the Companies Act, in order to compulsorily acquire the remaining outstanding Unionamerica ADSs on the same terms offered in the Offer in accordance with the Companies Act.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 of the Statement is hereby amended and supplemented by the following:

     (a)(15) Form of letter from MMI to non-assenting Unionamerica Securityholders dated February 4, 1998

     (a)(16) Form of statutory notice from MMI to non-assenting Unionamerica Securityholders delivered pursuant to Section 429(4) of the Companies Act

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:    February 4, 1998


                              MMI COMPANIES, INC.



                              By: /s/ B. Frederick Becker
                                  --------------------------------
                              Its:  Chairman of the Board and
                                    Chief Executive Officer

                                         EXHIBIT INDEX

EXHIBIT   EXHIBIT NAME

(a)(15) Form of letter from MMI to non-assenting Unionamerica Securityholders dated February 4, 1998

(a)(16) Form of statutory notice from MMI to non-assenting Unionamerica Securityholders delivered pursuant to Section 429(4) of the Companies Act